

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Eric Gravengaard
Chief Executive Officer
Athena Bitcoin Global
1332 N. Halsted St. Suite 403
Chicago, IL 60642

>   **Re: Athena Bitcoin Global**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 16, 2022**
>   **File No. 333-262629**

Dear Mr. Gravengaard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   You state that your common stock is quoted on the OTC Pink and that the selling shareholders may offer and sell their shares at prevailing market prices or privately negotiated prices. The OTC Pink market is not an established public trading market, therefore, you may not rely on Instruction 2 to Item 501(b)(3) of Regulation S-K. Please disclose the fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Make conforming revisions throughout the prospectus.

Prospectus Summary, page 1

2.   Please prominently disclose your net losses for the most recent audited fiscal year end and highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also add related risk factor disclosure.

We are a global business, page 6

3.   We note your reference and inclusion of the Master Service Agreement and related Addendums (collectively the "MSA"), which are filed as Exhibits 10.24 to 10.27 to the Form S-1. We also note your related discussion of the various services, rights, obligations and terms under the MSA throughout the filing. Such terms include $2,666,800 charges for installation of the white label machines, the sale of the POS terminals, the monthly maintenance, the monthly software maintenance and the service fees, which have been billed to the El Salvador Government during fiscal 2021, as well as the initial advance fee of $3.5M, as well as software development costs. Please reconcile these various services being offered and provided, as referenced in your responses and disclosures, to the actual sections, terms and language in the MSA.

4.   Please indicate if the MSA included in Exhibit 10.24 is the official legally enforceable signed agreement given the disclosure in sub-note 4 in Service Addendum I, in regard to the definition of IVA as well IVA4. Further, indicate who signed the MSA agreement for the "Republic Entity" and indicate why there is no effective date of the Service Addendum.

Risk Factors, page 12

5.   Please add a risk factor describing the risks if restricted securities are resold without registration or an available exemption. We note your disclosure in Note 25 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Recognition for the Sale of IP to Government of El Salvador, page 34

6.   As it relates to the intellectual property license rights, please revise to address the following:
  • The basis for the disclosure that the company has satisfied its obligation with the Government of El Salvador given that the XPay acquisition has not been finalized.
  • Address what will be provided to the El Salvador Government upon completion of the XPay acquisition.
  • Address whether any of the $3.5 million in advances received from the El Salvador Government are refundable for any reason.
  • Disclose the amount of intellectual property revenues which have been recorded in both fiscal 2021 and fiscal 2022 as well as any payment amounts received from the Government of El Salvador.

- Indicate if the company has been utilizing the advance proceeds in their operating activities and for liquidity purposes given the working capital deficit at December 31, 2021.
- Please revise to disclose the amounts owed and payable to Arley Lozano, principal beneficial owner of Vakano Industries and XPay, upon completion of the transaction, the sources of funds to be utilized and how these costs will be reflected in the financial statements.
- Disclose the impact of the Government of El Salvador's discontinued use of the Company's software of operating activities in the country.

Revenue Recognition for the Sale of Digital Assets, page 36

7. Please revise to remove the reference to the PWC ASC 606 Guide and ensure your disclosures refer to authoritative guidance.

8. We note your response to comment 9 and revised disclosures beginning on page 37. Please revise your disclosures to address the following:
    - Disclose how you considered ASC 350-10-40 in the determination of your accounting for the derecognition of nonfinancial assets.
    - Revise your revenue recognition policy disclosures beginning on page F-10 to provide more fulsome disclosure of the scoping, authoritative guidance and application of your various revenue streams.

9. We note your response to comment 8 and revised disclosures beginning on page 40 regarding the sale of crypto assets via white-label services, for which you have concluded that the Company is acting as an agent and recognize revenue on a net basis. Please revise your disclosures and provide us with a more fulsome gross vs. net analysis, citing each of the specific criteria evaluated. Ensure your response and analysis explains your consideration of each of, but not limited to, the following aspects:
    - the Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function;
    - the Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted;
    - the price that the Service Client will sell a Digital Asset is computed by the Company by taking the then prevalent price of the Digital Asset and applying a markup;
    - the Company verifies the authenticity of the funds received by the user;
    - the Company has the obligation to purchase Digital Assets, from time to time, at its discretion to replenish the Digital Asset used in this transaction and other transactions; and
    - the Company assumes some limited amount of price risk between the price set by the services client in Step 1, and the price at which the Company is able to purchase replacement amounts of Digital Assets.

    In addition, quantify the gross components of the white-label services revenues and expenses for each reporting period.

BitQuick, page 42

10. We note your response to comment 13 and revised disclosures beginning on page 42 regarding your BitQuick revenue arrangement, for which you have concluded that the Company is an agent and recognize revenue on a net basis. Please revise your disclosures and provide us with a more fulsome gross vs. net analysis, citing each of the specific criteria evaluated. Ensure your response and analysis explains your consideration of each of, but not limited to, the following aspects:
   • Your response indicates that the Company "did have possession of some cryptographic key information." Explain, more specifically, what key information the Company possessed.
   • The response indicates that the Company does not take control; however, you also state that "any control the Company had was incidental." Reconcile these statements and explain how you considered it to be incidental.
   • Tell us if the Company controlled or had access to the multi-signature wallet where the digital assets were held. Tell us if any other parties had control or access over the wallet.
   • Explain how pricing is determined in this arrangement.
   • Further explain the relationship between the Company's conclusion to recognize an asset, in these arrangements, for the digital assets that the Company takes control of and subsequently delivering those digital assets with the view that the Company is acting as an agent.
   • Quantify the gross components comprising the net revenue from the BitQuick arrangements for each reporting period.

Future Accounting Treatment, page 43

11. The guidance in Topic 5:FF is required to be applied in the most recent registration statement amendment applied retrospectively as of the beginning of the most recent annual period ending before June 15, 2022, provided the filing also includes a subsequent interim period that also reflects application of this guidance. Please revise to clearly state the Company's date of adoption of the SAB and impact from adoption.

12. In regard to the Company's adoption and application of Staff Accounting Bullet No. 121 ("SAB 121"), please address the following:
   • Quantify the total population of cryptocurrency assets held in custody by either the Company or on behalf of the Company at each reporting period date.
   • Reconcile the total population in the bullet above to where it is currently reflected, if at all, in the Company's financial statements (e.g., crypto assets held, asset for safeguarding obligation, etc.).
   • Explain how you considered cryptocurrency assets held and safeguarded on behalf of the El Salvador government, as you disclose on page 57.
   • Tell us if the Company holds, or engages other parties to hold on their behalf, any other cryptocurrency assets for any other customers, third parties, related parties or

entities that are not included in the consolidated financial statements.
  • Consider revising your disclosures to clarify the above items accordingly.

Liquidity and Capital Resources, page 55

13.   Please revise to disclose that "operational working capital" is a non-GAAP measure and reconcile this measure to the most comparable GAAP measure. Further, address why this measure is a more accurate reflection of liquidity to facilitate operations and how the company manages daily obligations.

14.   We note that the Company has an outstanding accounts receivable balance of $1,418,800 from the El Salvador Government at December 31, 2021. We also note that the El Salvador Government discontinued using the Company's services on or about December 15, 2021. Please revise your disclosures to address the following:
  • Clarify if any amounts billed by the Company have been disputed or have been offset based on the information included within Section 5.5 of the MSA.
  • Clarify if any amounts are past due and if so, how long past due.
  • Disclose how you have evaluated the collectability of the outstanding receivables in light of their determination to discontinue using the Company's services.
  • Quantify the purchases of Bitcoin from and payments made to the El Salvador Government during the periods presented. In addition, discuss the sources of liquidity available to perform these activities.
  • Disclose if there are any additional amounts owed to the Company by the El Salvador Government subsequent to their determination to discontinue using the services on December 15, 2021 that have not been included in the outstanding accounts receivable at December 31, 2021.

Capital Expenditure Commitments and Off-Balance Sheet Arrangements, page 57

15.   We note your disclosure on page 43 stating that the "Company does not, as of the date of this prospectus, safeguard any digital assets on behalf of users." However, we also note your disclosure here stating that the "Company is not a party to any off-balance sheet transactions except for the safeguarding of certain assets for the government of El Salvador" and "the Chivo branded ATMs are provided with operating capital including USD and Bitcoin, over which the Company has responsibilities to safeguard." Please address the following:
  • Provide us with a reference to the section and language in the MSA that discusses the Company's safeguarding obligations.
  • Explain to us and reconcile how these disclosures are consistent with each other.
  • Tell us specifically how you evaluated the impact of the Company's safeguarding obligations for the government of El Salvador and these Chivo branded ATMs in your application of SAB 121, including how you considered the regulatory, technological, and legal risks and loss exposure associated with safeguarding crypto assets for your users or customers.
  • In relation to the above items, quantify the amount of cryptocurrency assets that the

> Company is safeguarding at each reporting period.
- Revise your disclosures to clarify the above points.

Critical Accounting Policies and Estimates
Revenue Recognition, page 58

16. We note your response to comment 16, and disclosures here, stating that the payment terms on the agreement with the government of El Salvador is net 60. Please reconcile these disclosed payment terms (i.e. net 60) to section 5.5 in Exhibit 10.27 of the MSA, which state that invoiced amounts are due to Company within 30 days.

The Business
Loan from Banco Hipotecario, page 64

17. The disclosures indicate the Company intends to utilize the loan proceeds to expand its fleet of Bitcoin ATMs and for general corporate purposes. In light of the Government of El Salvador discontinuing its use of the Company's software on or about December 15, 2021, please disclose any changes in the disclosed plans for the proceeds and address the sources of funds to repay the amounts borrowed given the negative working capital position and the additional liquidity requirements.

Note 5. Crypto Assets Held, page F-19

18. We note the response to comment 29. Please address the following for each reporting period presented:
    - Provide a thorough description regarding the nature, type, substance and amount of expenses paid to vendors through the issuance of crypto assets.
    - Further explain the Company's conclusion and basis that these are not in the scope of ASC 845. Specifically, tell us how you considered the counterparties in these arrangements to be customers vs. non-customers.
    - Provide us with illustrative journal entries for these transactions, identifying the measurement basis (i.e., fair value, carrying value, etc.) for each component.
    - Quantify the amount of gains or losses recognized as part of Other (income) expense on these transactions.

Note 22. Fees on Borrowings, page F-29

19. Please revise to clarify what the "fees for virtual vault services" represent.

Exhibit Index, page II-3

20. You state that portions of exhibits 10.24, 10.25, 10.26, and 10.27 have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please indicate by brackets where the information is omitted from each exhibit and include the legend called for by Item 601(b)(10)(iv).

Eric Gravengaard
Athena Bitcoin Global
June 3, 2022
Page 7

       You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance